UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 01, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Publication of Supplementary Prospectus dated 01 April 2015
Exhibit No. 2	Publication of Supplementary Prospectus dated 01 April 2015
Exhibit No. 3	Total Voting Rights dated 01 April 2015
Exhibit No. 4	Director/PDMR Shareholding dated 07 April 2015
Exhibit No. 5	Director/PDMR Shareholding dated 10 April 2015
Exhibit No. 6	Notice of Final Issue Size dated 14 April 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 01, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 01, 2015
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

Publication of Supplement

The following supplementary prospectus has been approved by the Commission de Surveillance du Secteur Financier in its capacity as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

COMBINED SUPPLEMENT 11/2015 dated 30 March 2015 (the "Supplement") to the following prospectuses (each a "Prospectus" and together, the "Prospectuses"):

1) GSSP Base Prospectus 6;
2) GSSP Base Prospectus 9;
3) GSSP Base Prospectus 11.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/supplements/Supplement%20No.%2011%20dated%2030%20March%202015cssf.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement, or any Prospectus to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Prospectus to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Prospectus, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 2

Publication of Supplement

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

COMBINED SUPPLEMENT 11/2015 dated 30 March 2015 (the "Supplement") to the following registration document (the "Registration Document") and base prospectuses (each a "Base Prospectus"and together, the "Base Prospectuses"):

1) Registration Document;
2) GSSP Base Prospectus 1;
3) GSSP Base Prospectus 2;
4) GSSP Base Prospectus 5;
5) iPath® Commodity Index Linked Exchange Traded Notes Base Prospectus; and
6) iPath® Commodity Index Linked Exchange Traded Notes Base Prospectus.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/supplements/Supplement%20No.%2011%20dated%2030%20March%202015ukla.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement or any Base Prospectus or Registration Document to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY BASE PROSPECTUS OR REGISTRATION DOCUMENT MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH BASE PROSPECTUS OR REGISTRATION DOCUMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY BASE PROSPECTUS OR REGISTRATION DOCUMENT CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Base Prospectus or Registration Document may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Base Prospectus or Registration Document) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Base Prospectus or Registration Document you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Base Prospectus or Registration Document or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Base Prospectus or Registration Document you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Base Prospectus or Registration Document and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Base Prospectus or Registration Document to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Base Prospectus or Registration Document, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 3

1 April 2015

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 March 2015, Barclays PLC's issued share capital consists of 16,716,820,666 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,716,820,666) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 4

                                                                7 April 2015

Barclays PLC (the "Company")

Notification of transactions by Persons Discharging Managerial Responsibility ("PDMR"): Disclosure and Transparency Rule 3.1.4R (1)(a)

The Company announces that following the payment of the final dividend for the year ended 31 December 2014, the following PDMRs received ordinary shares with a nominal value of 25p each ("Shares") or American Depositary Shares ("ADS") in the Company under the Scrip Dividend Programme, as indicated below.

PDMR	Date of notice	Date of transaction	No. of Shares received	Share price	Balance of Shares
Diane de Saint Victor	07/04/2015	02/04/2015	35	£2.5313	18,186
Crawford Gillies	07/04/2015	02/04/2015	698	£2.5313	56,325
Antony Jenkins*	07/04/2015	02/04/2015	255	£2.5313	5,059,784
Sir David Walker	07/04/2015	02/04/2015	1,395	£2.5313	151,455

*The transaction was made by a connected person of Mr Jenkins.

PDMR	Date of notice	Date of transaction	No. of ADS received	ADS price	Balance of Shares*
Frits van Paasschen	06/04/2015	02/04/2015	8	$14.94	14,463

*This total shareholding includes holdings in Shares plus ordinary shares held in the form of ADS (ADS to ordinary share ratio: 1:4).

The places of trading were the London Stock Exchange and the New York Stock Exchange.

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Will Bowen
+44 (0)20 7116 5752	+44 (0)20 3134 7744

Exhibit No. 5

       10 April 2015

Barclays PLC (the "Company")

Notification of transactions by Director/Persons Discharging Managerial Responsibility ("PDMR"): Disclosure and Transparency Rule 3.1.4R (1)(a)

The Company announces the following transactions by PDMRs in the ordinary shares in the Company with a nominal value of 25p each (the "Shares"):

1.
The reinvestment, on 10 April 2015, of the final dividend for the year ended 31 December 2014 in Shares (the "Reinvestment 1") on behalf of PDMRs by an independent nominee, the Barclays Corporate Nominee Arrangement (previously Appleby Nominees) at a price of £2.59 per share, which was notified to the Company on 10 April 2015.

2.
The reinvestment, on 7 April 2015, of the final dividend for the year ended 31 December 2014 in Shares by the trustee of the Barclays Group Sharepurchase Plan (the "Reinvestment 2"), an HM Revenue and Customs approved all employee share plan at a price of £2.4774 per share, which was notified to the Company on 8 April 2015.

The number of Shares received by PDMRs is as follows:

PDMR	Date of Transaction	No. of Shares received	Balance of Shares
T Morzaria - Reinvestment 1	10.04.15	3,363	800,995
R Le Blanc - Reinvestment 1 - Reinvestment 2	10.04.15 07.04.15	2,085 4	-
I McDermott Brown - Reinvestment 1	10.04.15	674	-
B Hoyt - Reinvestment 1	10.04.15	2,775	-
V Soranno Keating - Reinvestment 1	10.04.15	4,936	-
T King - Reinvestment 1	10.04.15	9,188	-
M Roemer - Reinvestment 1	10.04.15	1,707	-
A Vaswani - Reinvestment 1 - Reinvestment 2	10.04.15 07.04.15	9 64	-

The place of trading was the London Stock Exchange.

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Will Bowen
+44 (0) 207 116 5752	+44 (0)203 134 7744

Exhibit No. 6

14 April 2015

NOTICE OF FINAL ISSUE SIZE
BARCLAYS BANK PLC (the "Issuer")

(Incorporated with limited liability in England and Wales)

________________________________________________________________

Issue of up to 100,000,000 iPath® S&P 500 VIX Short-Term Futures™ Total Return Index Linked Exchange Traded Notes due 2019
(the "Securities" or the "Notes")
(Series: NX000147886)
________________________________________________________________

Issued pursuant to the Global Structured Securities Programme

ISIN:	DE000BC1C7Q6

We refer to the prospectus dated 2 July 2014 (the "Prospectus") relating to the Securities. The Prospectus constitutes a prospectus for the purposes of Article 5.3 of Directive 2003/71/EC as amended by Directive 2010/73/EU (the "Prospectus Directive"). The Issuer hereby gives notice of the following information in accordance with Article 8(1) of the Prospectus Directive and the terms of the Prospectus:

Issue Size

The final amount to be issued is 20,000,000.

Capitalised terms not defined herein shall have the meaning given thereto in the Prospectus.